UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-32500

TANZANIAN GOLD CORPORATION
(Translation of registrant's name into English)

150 King Street West, Suite 200
Toronto, Ontario
Canada M5H 1J9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On January 24, 2022, the Company issued a press release announcing a Registered Direct Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release - TanGold Announces the Sale of $7 Million Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

Date: January 24, 2022	/s/ STEPHEN MULLOWNEY
Stephen Mullowney
Chief Executive Officer